TELMEX PROPOSES TO INCREASE FUNDS FOR SHARE REPURCHASE

Mexico City, November 10, 2004. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX L; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that its Board of Directors, at a meeting held on November 10, 2004, authorized to submit a proposal to the Ordinary Shareholders Meeting to increase 8 billion Mexican pesos the funds to purchase its own shares. The Ordinary Shareholders Meeting will be held on November 30, 2004.

TELMEX is the leading telecommunications company in Mexico with 16.8 million telephone lines in service, 3.0 million line equivalents for data transmission and 1.6 million Internet accounts. TELMEX offers telecommunications services through a 75 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.